UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

HYDROCARB ENERGY CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

448838300
(CUSIP Number)

Kent P. Watts
800 Gessner, Suite 375
Houston, Texas 77024
Phone: (713) 970-1590

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 14, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
KENT P. WATTS

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO, SC, PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 750,000 voting shares which 3,000 shares of Series B Convertible Preferred Stock are eligible to vote.

	8	SHARED VOTING POWER
3,970,166 shares of common stock, 750,000 shares of common stock issuable upon conversion of 3,000 shares of Series B Convertible Preferred Stock and 688,889 shares of common stock issuable upon conversion of $516,667 of Convertible Promissory Notes held by Mr. Watts (not including any accrued and unpaid interest on such notes, which notes are convertible into common stock at the rate of $0.75 per share), all of which are subject to the voting agreement described below.

	9	SOLE DISPOSITIVE POWER
5,286,833 shares of the Issuer’s outstanding common stock, consisting of 3,970,166 shares of common stock, 750,000 shares of common stock issuable upon conversion of 3,000 shares of Series B Convertible Preferred Stock and 688,889 shares of common stock issuable upon conversion of $516,667 of Convertible Promissory Notes held by Mr. Watts (not including any accrued and unpaid interest on such notes, which notes are convertible into common stock at the rate of $0.75 per share).

	10	SHARED DISPOSITIVE POWER
- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,286,833 shares of the Issuer’s outstanding common stock, consisting of 3,970,166 shares of common stock, 750,000 shares of common stock issuable upon conversion of 3,000 shares of Series B Convertible Preferred Stock and 688,889 shares of common stock issuable upon conversion of $516,667 of Convertible Promissory Notes held by Mr. Watts (not including any accrued and unpaid interest on such notes, which notes are convertible into common stock at the rate of $0.75 per share).

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.6%

14	TYPE OF REPORTING PERSON
IN

This Amendment No. 2 (the “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission” and the “Schedule 13D”) on December 10, 2013, by Kent P. Watts (the “Reporting Person”). Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13D. Except as expressly amended and supplemented by this Amendment, the Schedule 13D is not amended or supplemented in any respect, and the disclosures set forth in the Schedule 13D, other than as amended herein are incorporated by reference herein.  This Amendment replaces and supersedes the prior Amendment No. 1 to Schedule 13D filed by the Reporting Person on September 25, 2015.

Item 1.	Security and Issuer

This statement relates to the common stock, par value $0.001, of Hydrocarb Energy Corporation, formerly Duma Energy Corp., a Nevada corporation (the “Issuer” or the “Company”). The Issuer maintains its principal executive offices at 800 Gessner, Suite 375, Houston, Texas 77024.

Item 2.	Identity and Background

(a)	This statement is filed by Mr. Kent P. Watts.
(b)	The business address for Mr. Watts is:
800 Gessner, Suite 375, Houston, Texas 77024.
(c)	Mr. Watts is the Chairman and Chief Executive Officer of the Issuer.
(d)-(e)
During the last five years, Mr. Watts: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Watts is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

On December 2, 2013, the Board of Directors of the Company approved, and the Company filed a Certificate of Designation with the Secretary of State of Nevada to create a Series A 7% Convertible Voting Preferred Stock (“Series A Preferred”). The designation authorized up to 10,000 shares of Series A Preferred. Pursuant to the designation, the Series A Preferred has a stated value of $400 per share, pays annual dividends at 7%, is convertible into the Company’s common stock (together with accrued and unpaid dividends), at the holder’s option, at a conversion rate of $6.00 per share, and is neither redeemable nor callable. The designation provides that the Series A Preferred stockholders may vote their common stock equivalent voting power (i.e., the number of shares of common stock which the Series A Preferred stock shares convert into).

On December 9, 2013 (the “Acquisition Date”), the Company acquired Hydrocarb Corporation, a Nevada corporation (“HCN”) pursuant to a Share Exchange Agreement (the “Share Exchange”) dated November 27, 2013. The purchase price was 8,396,667 shares of the Company’s common stock to HCN’s stockholders in exchange for 100% of the outstanding equity interest in HCN and 8,188 shares of the Series A Preferred to Kent P. Watts, a holder of convertible preferred stock in HCN in exchange for 100% of his preferred stock in HCN. At date of closing the 8,396,667 shares of common stock issued had a market valuation of $64,990,200 (based on closing of $7.74 on December 9, 2013). A total of 8,188 shares of Series A Preferred were issuable to Kent P. Watts, which had a face value of $3,275,200 ($400 x 8,188) and were convertible into (not withstanding any accrued and unpaid dividends) 545,867 shares of the Company’s common stock based on the $6 per share conversion price. Such shares, when validly issued, would also have had the right to vote 545,867 voting shares.

Mr. Watts acquired 7,989,698 shares of the Issuer’s common stock and 8,188 shares of the Issuer’s Series A Preferred Stock in connection with the closing of the Share Exchange.

Prior to the Share Exchange, Mr. Watts owned 4,607 shares of the Issuer’s common stock, which he acquired in an open market purchase with personal funds.

On April 30, 2014 and July 31, 2014, Mr. Watts received 1,720 and 2,105 shares, respectively, as consideration for services rendered as a member of the Board of Directors of the Company.

On January 30, 2015, Mr. Watts received 3,030 shares of common stock as consideration for services rendered as a member of the Board of Directors of the Company.

On May 8, 2015, Mr. Watts received 3,333 shares of common stock as consideration for services rendered as a member of the Board of Directors of the Company.

In connection with certain due diligence undertaken by the Company, it came to the attention of management, that although the Company previously believed, on advice of prior counsel, that the Board of Directors of the Company had the authority under the Company’s Articles of Incorporation, as amended, to unilaterally authorize preferred stock, including the designation of the Series A Preferred, that under applicable Nevada law, unless such preferred stock is specifically authorized in a Nevada corporation’s articles no preferred stock can be designated or issued. As such, the Company’s Board of Directors did not have authority under the Articles of Incorporation, as amended, and applicable Nevada law to designate the Series A Preferred or to file such certificate of designations with the Secretary of State of Nevada. Consequently, the Company believes that the Series A Preferred was never validly issued or outstanding and the filing of the Series A Preferred designation with the consent of the Board of Directors and without shareholder approval, was invalid and had no legal effect.

Notwithstanding the above, the documentation relating to the designation of the Series A Preferred was filed with and accepted by the Secretary of State of Nevada and the Company had previously been treating the Series A Preferred as validly issued and outstanding.

On June 10, 2015, with the approval of the Board of Directors of the Company, Mr. Watts exchanged all rights he had to the 8,188 shares of Series A 7% Convertible Voting Preferred Stock (which were required to have a face value of $3,275,200) pursuant to the terms of the Exchange Agreement, and accrued and unpaid dividends which would have been due thereunder, assuming such Series A 7% Convertible Voting Preferred Stock was correctly designated and issued at the time of the Exchange Agreement, totaling, $327,879, into 32 Units (as defined below) which the Company is in the process of offering in a private offering to ‘accredited investors’. Each “Unit” consists of (a) 25,000 shares of the Company’s restricted common stock; and (b) Convertible Promissory Notes with a face amount of $100,000 (“Convertible Notes”). The Convertible Notes contain a 25% original issue discount, and as such the total amount of the purchase price of each Unit attributable to the Convertible Notes which make up each Unit is $75,000 and the total amount of the purchase price of each Unit attributable to the Offering Shares is $25,000.

Each Convertible Note has a maturity date of three years from its issuance date, is convertible into common stock of the Company at any time at the option of the holder at a conversion price of $4 per share, and was automatically convertible into shares of Series B Convertible Preferred Stock (“Series B Preferred Stock”) of the Company upon designation of such Series B Convertible Preferred Stock with the Secretary of State of Nevada, which designation occurred on September 28, 2015. The Convertible Notes accrued interest, quarterly in arrears, which accrued interest is added to the principal balance of the Convertible Notes until the date the Convertible Notes were converted into Series B Preferred Stock. The interest rate of the Convertible Notes fluctuated each calendar quarter, based on an annualized percentage interest rate equal to the average of the closing spot prices for West Texas Intermediate crude oil on each trading day during the immediately prior calendar quarter divided by ten, plus two (the “WTI Interest Rate”). For example, if the average quarterly closing spot Price was $60 for the prior quarter, the applicable interest rate for the next quarter would be 8% per annum ($60 / 10 = 6 + 2 = 8%). Notwithstanding the above, in the event that the average quarterly closing spot price is $40 or less, the interest rate for the applicable following quarter is 0%. Any amounts not paid under the Convertible Notes when due accrue interest at the rate of 12% per annum until paid in full.

Automatically, upon the designation of the Series B Preferred Stock with the Secretary of State of Nevada, all outstanding principal and accrued interest on the Convertible Notes was converted into shares of the Series B Preferred Stock, based on the face value of such Series B Preferred Stock, $1,000 per share, with any remaining fractional amount payable in cash.

The Series B Preferred Stock have a face value of $1,000, and accrue a quarterly dividend (based on each calendar quarter), beginning on the first day of the first full month following the initial issuance date of the Series B Preferred Stock, equal to the WTI Interest Rate multiplied by the face value. Until the end of the third calendar quarter following the initial issuance date (the “Accrual Period”), dividends accrue and are paid in additional shares of Series B Preferred Stock based on the face value of the Series B Preferred Stock (provided that any dividends representing less than the face value accrue until the next period (if they then total the face value of one share of Series B Preferred Stock) or the end of the Accrual Period when they are payable in cash). Any dividends not paid when due accrue interest at the rate of 12% per annum until paid in full.

The Series B Preferred Stock has the right to participate in dividends and other non-stock distributions of the Company as if such Series B Preferred Stock had previously been converted into common stock. The Series B Preferred Stock contains a liquidation preference equal to its face value, which takes priority over the securities of the Company other than, amounts owed by the Company to Shadow Tree Capital Management, LLC, and other lenders under the Company’s senior credit facility, as well as any future debt used to refinance, repay or supplement the senior credit facility, capital leases, senior debt in place as of the original issuance date of the Series B Preferred Stock and any other securities which the Company may determine to provide first priority interests to in the event of a liquidation of the Company, provided that the Series B Preferred Stock shall always have a liquidation preference over the common stock.

Each Series B Preferred Stock share is convertible, at any time, at the option of the holder, into 250 shares of common stock, and all accrued and unpaid dividends are convertible into common stock of the Company at the option of the holder at any time, at the rate of $4 per share. Each Series B Preferred Stock share votes together with the common stock on all shareholder matters, and not as a separate class, and has the right to vote 250 voting shares on all shareholder matters. The Series B Preferred Stock and any and all accrued and unpaid dividends thereon also automatically convert, upon the Company’s common stock (as adjusted for stock splits and similar events) closing at or above $7 per share for a period of at least thirty consecutive trading days, into shares of common stock in an amount equal to (i) the number of shares of Series B Preferred Stock held by each holder multiplied by the face value of the Series B Preferred Stock ($1,000 per share), plus (ii) any and all accrued dividends, divided by the conversion price ($4 per share). The Series B Preferred Stock contains no preemptive rights. The Series B Preferred Stock has no redemption rights, provided the Company is able, pursuant to the terms of the Series B Preferred Stock to negotiate, from time to time, mutually agreeable redemption terms with any or all of the Series B Preferred Stock holders (which terms and conditions need not be consistent from holder to holder).

As such, Mr. Watts received an aggregate of 800,000 shares of common stock and a Convertible Promissory Note with an aggregate principal amount of $3.2 million and a maturity date of June 10, 2018.

On July 21, 2015, Mr. Watts and the Company agreed in principle to reduce the number of total Units due to Mr. Watts to 30 units. On September 21, 2015, Mr. Watts and the Company entered into a First Amendment to Exchange Agreement, which amended the Exchange Agreement dated June 10, 2015. The First Amendment formally reduced the total Units due to Mr. Watts to 30 units, and as such, Mr. Watts received Convertible Promissory Notes with a principal amount of $3 million and 750,000 shares of common stock in connection with the exchange.

In connection with the September 28, 2015, designation of the Company’s Series B Convertible Preferred Stock, all outstanding Convertible Promissory Notes automatically converted into shares of Series B Convertible Preferred Stock.  In connection with such automatic conversion, the $3 million in Convertible Notes held by Mr. Watts automatically converted into an aggregate of 3,000 shares of Series B Convertible Preferred Stock.

In November 2014, Pasquale V. Scaturro, the Company’s former Chief Executive Officer and Kent P. Watts, entered into a stock purchase agreement, which was amended in December 2014, at which time certain of the adult children of Mr. Watts became party to the agreement. Pursuant to the agreement, Mr. Watts and his children agreed to sell Mr. Scaturro the outstanding capital stock of a company which they owned which is located in Namibia which owns real estate, in consideration for 475,000 shares of common stock held by Mr. Scaturro (deliverable in tranches between December 2014 and April 2015, of which an aggregate of 75,000 shares had been delivered as of the Record Date) to be transferred to Mr. Watts’ children and a promissory note in the amount of $475,000 payable to Mr. Watts. Additionally, Mr. Scaturro also entered into a lock-up agreement, whereby he agreed to sell a maximum of 500 shares of the Company’s common stock which he holds or may hold in the future, per day, until the listing by the Company on a national exchange or NASDAQ, and thereafter to sell 5% of the ten day moving volume weighted average of shares per day, during the 24 months following the date of the December agreement. Subsequently, Kent P. Watts assigned his rights under the lock-up agreement to the Company and a lawsuit was filed by the Company seeking damages for Mr. Scaturro’s breach of contract. In July 2015, the parties entered into a settlement agreement whereby Mr. Scaturro agreed to transfer an aggregate of 2,237,500 shares of the Company’s common stock to Mr. Watts, and an aggregate of 162,500 shares of common stock to two children of Mr. Watts (which shares Mr. Watts is not deemed to beneficially own); Mr. Scaturro retained 307,058 shares (the “Remaining Shares”), all interests held by Mr. Watts’ children in the Namibia company were transferred to Mr. Scaturro, and the consulting agreement which was previously in place between the Company and Mr. Scaturro was terminated. The parties also agreed to dismiss the lawsuit and cross and counter claims with prejudice and released each other from outstanding claims and causes of actions. Of the 2,237,500 shares of common stock received by Mr. Watts, a total of 300,000 shares will be transferred to Mr. Watts’ legal counsel as part of a contingent settlement of amounts owed to such legal counsel and are not included in his ownership as described herein.

On July 31, 2015, the Company’s Board of Directors issued Mr. Watts 3,398 shares of common stock in consideration for services provided to the Board of Directors.

In July, August and September 2015, Mr. Watts sold an aggregate of 1,396,665 shares of restricted common stock which he held to thirteen purchasers in private transactions for $0.50 per share ($698,333 in aggregate), including 333,332 shares sold to Client Summers who subsequently became a member of the Board of Directors of the Company and who is currently deceased.

On or around August 25, 2015, Mr. Watts entered into a voting agreement in favor of S. Chris Herndon, a member of the Board of Directors of the Company.  Pursuant to the voting agreement, Mr. Watts provided Mr. Herndon a voting proxy to vote all of the shares of common stock which Mr. Watts owns or may acquire in the future, to vote to elect or remove (as applicable) 66.6% of members of the Company’s Board of Directors on any stockholder vote (i.e., 2 out of 3 directors).  The voting agreement also limits the ability of Mr. Watts to sell the shares subject to the voting agreement, absent the approval of Mr. Herndon. The voting agreement was to become effective, only if Mr. Watts had sold $1 million in securities in private transactions on similar terms as described above before September 21, 2015 and was to remain effective from such date, if ever, until the earlier of: (a) August 19, 2017; and (b) the due date of a certain convertible note which a company affiliated with Mr. Herndon (Duma Holdings, LLC) may choose to purchase from the Company in the future as described in greater detail in the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on July 31, 2015 (as applicable, the “Termination Date”).

As a result of Mr. Watts not selling $1 million in securities in private transactions on similar terms as described above before September 21, 2015, the voting agreements were never effective and expired; provided that on November 16, 2015, the parties entered into a First Amendment to Voting Agreements to remove the prior condition to effectiveness regarding the required sale of $1 million in securities before September 21, 2015, and as a result the voting agreements are currently in full force and effect pursuant and will remain in effect until the Termination Date. As a result of the voting agreements Mr. Herndon has the right to appoint 66.6% of the members of the Company’s Board of Directors until the Termination Date.

On September 14, 2015, Mr. Watts subscribed for $350,000 in Convertible Subordinated Promissory Notes and on September 17, 2015 he subscribed or an additional $166,667 in Convertible Promissory Notes (collectively, the “Watts Notes”).  The Watts Notes are due two years from their issuance date, accrue interest which is payable quarterly in arrears, at either a cash interest rate (equal to the WTI Rate described below) or a stock interest rate (12% per annum)(at the option of the holder at the beginning of each quarter), provided no principal or interest on the Watts Notes can be paid in cash until all amounts owed by the Company to its senior lender are paid in full.  In the event the stock interest rate is chosen by Mr. Watts, restricted shares of common stock equal to the total accrued dividend divided by the average of the closing sales prices of the Company’s common stock for the applicable quarter are required to be issued in satisfaction of amounts owed on a quarterly basis.  In the event the cash interest rate is chosen, interest accrues until converted into common stock (as discussed below) or until the Company is able to pay such accrued interest in cash pursuant to the terms of the Watts Notes.  The “WTI Rate” equals an annualized percentage interest rate equal to the average of the closing spot prices for West Texas Intermediate crude oil on each trading day during the immediately prior calendar quarter divided by ten, plus two (the “WTI Interest Rate”). For example, if the average quarterly closing spot Price was $60 for the prior quarter, the applicable interest rate for the next quarter would be 8% per annum ($60 / 10 = 6 + 2 = 8%). Notwithstanding the above, in the event that the average quarterly closing spot price is $40 or less, the WTI Rate for the applicable following quarter is 0%.  All principal and accrued interest on the Watts Notes is convertible into common stock at a conversion price of $0.75 per share at any time. Additionally, the Company may force the conversion of the Watts Notes into common stock in the event the trading price of the Company’s common stock is equal to at least $5.00 per share for at least 20 out of any 30 consecutive trading days.  Any shares of common stock issuable upon conversion of the Watts Notes are subject to a lock-up whereby no shares of common stock can be sold until January 1, 2016, and no more than 2,500 shares of common stock can be sold per day thereafter until the Company’s common stock is listed on the NASDAQ or NYSE market or the trading volume of the Company’s common stock is in excess of 100,000 shares per day. The Watts Notes have standard and customary events of default.

On September 30, 2015, Mr. Watts was due 3,210 shares of common stock in consideration for accrued interest on the Watts Notes.

Item. 4.         Purpose of Transaction

Mr. Watts acquired the securities for investment purposes. Depending on general market and economic conditions affecting the Issuer and other relevant factors, Mr. Watts may purchase additional securities of the Issuer or dispose of some or all of securities from time to time in open market transactions, private transactions or otherwise.

Mr. Watts also acquired the securities of the Issuer in a transaction which may relate to or result in:

(a)	the acquisition by persons of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	a reorganization involving the Issuer;

(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	a change in the present board of directors and management of the Issuer, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	a material change in the present capitalization or dividend policy of the Issuer;

(f)	other material changes in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

Mr. Watts does not have any immediate plans or proposals which relate to or result in:

(h)
causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	any action similar to any of those enumerated in (h) through (i), above.

Item 5.	Interest in Securities of the Issuer

(a)
For the purposes of this statement, Kent P. Watts is reporting herein that as of the date hereof, he was the beneficial owner of 5,286,833 shares (or approximately 20.6%) of the Issuer’s outstanding common stock, consisting of 3,970,166 shares of common stock, 750,000 shares of common stock issuable upon conversion of 3,000 shares of Series B Convertible Preferred Stock and 688,889 shares of common stock issuable upon conversion of $516,667 of Convertible Promissory Notes held by Mr. Watts (not including any accrued and unpaid interest on such notes, which notes are convertible into common stock at the rate of $0.75 per share).

(b)
For the purposes of this statement, Kent P. Watts is reporting herein that as of the date hereof, he had the sole power to vote or to direct the voting of, or to dispose or to direct the disposition of 3,000 shares of Series B Convertible Preferred Stock and the 750,000 voting shares associated therewith.  Mr. Watts shares the right to vote or to direct the vote of 3,970,166 shares of common stock and an additional 750,000 shares of common stock issuable upon conversion of 3,000 shares of Series B Convertible Preferred Stock and 688,889 shares of common stock issuable upon conversion of $516,667 of Convertible Promissory Notes held by Mr. Watts (not including any accrued and unpaid interest on such notes, which notes are convertible into common stock at the rate of $0.75 per share) with Mr. Herndon pursuant to the voting agreement described above. Mr. Watts has the sole power to dispose or to direct the disposition of the 3,970,166 shares of common stock subject to the terms of the voting agreement, and the other securities he has the right to receive upon the conversion of the Series B Convertible Preferred Stock and convertible notes, subject to the terms of the voting agreement.

(c)
As of the date hereof, and within the sixty day period prior thereto, no transactions involving the Issuer’s equity securities had been engaged in by the Reporting Person other than as disclosed in Item 3 above.

(d)
As of the date hereof, to the best knowledge and belief of the undersigned, no person other than the Reporting Person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer’s equity securities.

(e)	Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See the description of the voting agreement described in Item 3 above.

Item 7.	Material to Be Filed as Exhibits

10.1(1)	Voting Agreement (August 25, 2015) between Kent P. Watts and S. Chris Herndon
10.2(2)	First Amendment to Voting Agreements (November 16, 2015) by and between S. Chris Herndon, Kent P. Watts and Christopher Watts

(1) Filed as an exhibit to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 22, 2015 and incorporated herein by reference (File Number 000-53313).

(2) Filed as an exhibit to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 23, 2015 and incorporated herein by reference (File Number 000-53313).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 25, 2015	By:	/s/ Kent P. Watts

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.